Butterfield Reports Fourth Quarter and Full Year 2023 Results

Financial highlights for the fourth quarter of 2023:
•Net income of $53.5 million, or $1.11 per share, and core net income1 of $55.3 million, or $1.15 per share
•Return on average common equity of 22.5% and core return on average tangible common equity1 of 25.4%
•Net interest margin of 2.73%, cost of deposits of 1.72%
•Board declares dividend for the quarter ended December 31, 2023 of $0.44 per share
•Approved new share repurchase authorization for up to 3.5 million common shares
•Final close of acquisition of trust assets from Credit Suisse

Financial highlights for the full year 2023:
•Net income of $225.5 million, or $4.58 per share, and core net income1 of $231.5 million, or $4.70 per share
•Return on average common equity of 24.2%, and core return on average tangible common equity1 of 27.0%
•Net interest margin of 2.80%, cost of deposits of 1.40%
•Active capital management with aggregate annual dividends of $1.76 per share in addition to the share repurchase program
Hamilton, Bermuda - February 12, 2024: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or the "Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter and year ended December 31, 2023.
Net income for the year ended December 31, 2023 was $225.5 million, or $4.58 per diluted common share, compared to $214.0 million, or $4.29 per diluted common share, for the year ended December 31, 2022. Core net income1 for the year ended December 31, 2023 was $231.5 million, or $4.70 per diluted common share, compared to $215.7 million, or $4.33 per diluted common share, for the year ended December 31, 2022.
The return on average common equity for the year ended December 31, 2023 was 24.2% compared to 25.7% for the year ended December 31, 2022. The core return on average tangible common equity1 for the year ended December 31, 2023 was 27.0%, compared to 28.6% for the year ended December 31, 2022. The efficiency ratio for the year ended December 31, 2023 was 59.8% compared with 59.2% for the year ended December 31, 2022. The core efficiency ratio1 for the year ended December 31, 2023 was 58.1% compared with 58.9% for the year ended December 31, 2022.
Michael Collins, Butterfield's Chairman and Chief Executive Officer, commented, “Butterfield's strong performance in 2023 was driven by active balance sheet management and an enhanced focus on long-term client relationships.

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         1

Our conservative and profitable business model, characterized by limited credit risk, a high fee income ratio, and strong cash liquidity, was validated during the systemic challenges faced by U.S. regional banks last year. Butterfield also benefited from a resilient deposit base diversified across jurisdictions, sectors, and currencies.
"During the fourth quarter, we upgraded our core banking system in the Cayman Islands, which was well received, and completed onboarding the final tranche of the Credit Suisse trust clients. In December, we announced the approval of a new share repurchase program for 2024, with an authorization to purchase up to 3.5 million common shares. After a successful year, Butterfield is well positioned to continue generating strong risk adjusted returns and excess capital while providing market leading products and financial services."
Net income for the fourth quarter of 2023 was $53.5 million, or $1.11 per diluted common share, compared to net income of $48.7 million, or $0.99 per diluted common share, for the previous quarter and $63.1 million, or $1.26 per diluted common share, for the fourth quarter of 2022. Core net income1 for the fourth quarter of 2023 was $55.3 million, or $1.15 per diluted common share, compared to $57.0 million, or $1.16 per diluted common share, for the previous quarter and $63.2 million, or $1.27 per diluted common share, for the fourth quarter of 2022.
The return on average common equity for the fourth quarter of 2023 was 22.5% compared to 20.6% for the previous quarter and 31.6% for the fourth quarter of 2022. The core return on average tangible common equity1 for the fourth quarter of 2023 was 25.4%, compared to 26.1% for the previous quarter and 34.9% for the fourth quarter of 2022. The efficiency ratio for the fourth quarter of 2023 was 61.7%, compared to 64.1% for the previous quarter and 55.7% for the fourth quarter of 2022. The core efficiency ratio1 for the fourth quarter of 2023 was 60.5% compared with 58.3% in the previous quarter and 55.6% for the fourth quarter of 2022.
Core net income1 decreased in the fourth quarter of 2023 versus the prior quarter primarily due to lower net interest income, higher core non-interest expenses1 and higher provisions for credit losses, which were partially offset by higher non-interest income and the recognition of a deferred tax asset in Singapore.
Net interest income (“NII”) for the fourth quarter of 2023 was $86.9 million, a decrease of $3.3 million, compared with NII of $90.2 million in the previous quarter and down $7.7 million from $94.6 million in the fourth quarter of 2022. NII decreased during the fourth quarter of 2023 compared to the prior quarter and fourth quarter of 2022, primarily due to higher deposit costs and a decrease in the size of the Bank's balance sheet.
Net interest margin (“NIM”) for the fourth quarter of 2023 was 2.73%, a decrease of 3 basis points from 2.76% in the previous quarter and down 6 basis points from 2.79% in the fourth quarter of 2022. NIM in the fourth quarter of 2023 was lower than the prior quarter and lower compared to the fourth quarter of 2022 due to increased deposit costs, which were partially offset by improved yields on interest earning assets.
Non-interest income for the fourth quarter of 2023 was $60.0 million, an increase of $8.0 million from $52.0 million in the previous quarter and $5.1 million higher than $54.9 million in the fourth quarter of 2022. The increase in the fourth quarter of 2023 compared to the prior quarter was mainly due to higher banking fees, which benefited from seasonal increases in credit card and debit card transaction fees, higher trust fees from the Credit Suisse acquisition and higher foreign exchange revenue. Non-interest income in the fourth quarter of 2023 was higher than the fourth quarter of 2022 primarily due to new trust business and increased activity-based trust fees, as well as higher banking, asset management and foreign exchange income.
Non-interest expenses were $92.2 million in the fourth quarter of 2023, compared to $92.5 million in the previous quarter and $84.7 million in the fourth quarter of 2022. Core non-interest expenses1 of $90.4 million in the fourth quarter of 2023 were higher than the $84.3 million incurred in the previous quarter and $84.5 million in the fourth quarter of 2022, primarily due to discretionary performance-based accrual increases and the impact of completing the IT upgrade on staff-related expenses, higher technology and communications costs related to the Bank's upgraded IT infrastructure and core banking system, as well as increased property costs.
Period end deposit balances were $12.0 billion, a decrease of 7.7% compared to $13.0 billion at December 31, 2022, primarily due to deposit declines across all banking jurisdictions, as normal commercial movements saw customers activate their funds and seek higher yielding products. Average deposits were $11.8 billion in the quarter ended December 31, 2023, compared to $12.1 billion in the prior quarter.
Tangible book value per share improved by $1.56 or 8.8% this quarter to $19.29 per share. This reflects an increase of $3.37 per share, or 21.2% from the end of 2022.

The Bank maintained its balanced capital return policy. The Board again declared a quarterly dividend of $0.44 per common share to be paid on March 11, 2024 to shareholders of record on February 26, 2024. During the fourth quarter of 2023, Butterfield repurchased 1.2 million common shares under the Bank's share repurchase program. The Board approved a new share repurchase program on December 5, 2023 to replace its expiring program,

(1)    See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.         2

authorizing the purchase of up to 3.5 million common shares through to December 31, 2024. The new share repurchase authorization took effect on December 15, 2023.
The current total regulatory capital ratio as at December 31, 2023 was 25.4% as calculated under Basel III, compared to 24.1% as at December 31, 2022. Both of these ratios remain conservatively above the minimum Basel III regulatory requirements applicable to the Bank.

ANALYSIS AND DISCUSSION OF FOURTH QUARTER RESULTS

Income statement	Three months ended (Unaudited)			Year ended
(in $ millions)	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Non-interest income	60.0	52.0	54.9	212.3	206.6
Net interest income before provision for credit losses	86.9	90.2	94.6	367.0	343.6
Total net revenue before provision for credit losses and other gains (losses)	146.9	142.2	149.5	579.3	550.2
Provision for credit (losses) recoveries	(1.7)	(0.5)	(1.6)	(4.5)	(2.4)
Total other gains (losses)	(0.3)	—	0.6	3.8	1.5
Total net revenue	144.9	141.7	148.5	578.6	549.3
Non-interest expenses	(92.2)	(92.5)	(84.7)	(352.3)	(331.6)
Total net income before taxes	52.7	49.1	63.8	226.3	217.7
Income tax benefit (expense)	0.8	(0.4)	(0.7)	(0.8)	(3.7)
Net income	53.5	48.7	63.1	225.5	214.0

Net earnings per share
Basic	1.13	1.00	1.27	4.62	4.32
Diluted	1.11	0.99	1.26	4.58	4.29

Per diluted share impact of other non-core items [1]	0.04	0.17	0.01	0.12	0.04
Core earnings per share on a fully diluted basis [1]	1.15	1.16	1.27	4.70	4.33

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	48,099	49,140	49,963	49,277	49,860

Key financial ratios
Return on common equity	22.5%	20.6%	31.6%	24.2%	25.7%
Core return on average tangible common equity [1]	25.4%	26.1%	34.9%	27.0%	28.6%
Return on average assets	1.6%	1.4%	1.8%	1.7%	1.5%
Net interest margin	2.73%	2.76%	2.79%	2.80%	2.41%
Core efficiency ratio [1]	60.5%	58.3%	55.6%	58.1%	58.9%
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

Balance Sheet	As at
(in $ millions)	December 31, 2023	December 31, 2022
Cash and cash equivalents	1,647	2,101
Securities purchased under agreements to resell	187	60
Short-term investments	1,038	884
Investments in securities	5,292	5,727
Loans, net of allowance for credit losses	4,746	5,096
Premises, equipment and computer software, net	154	146
Goodwill and intangibles, net	99	74
Accrued interest and other assets	211	217
Total assets	13,374	14,306

Total deposits	11,987	12,991
Accrued interest and other liabilities	285	278
Long-term debt	98	172
Total liabilities	12,370	13,441
Common shareholders’ equity	1,004	865
Total shareholders' equity	1,004	865
Total liabilities and shareholders' equity	13,374	14,306

Key Balance Sheet Ratios:	December 31, 2023	December 31, 2022
Common equity tier 1 capital ratio[2]	23.0%	20.3%
Tier 1 capital ratio[2]	23.0%	20.3%
Total capital ratio[2]	25.4%	24.1%
Leverage ratio[2]	7.6%	6.7%
Risk-Weighted Assets (in $ millions)	4,541	4,843
Risk-Weighted Assets / total assets	34.0%	33.9%
Tangible common equity ratio	6.8%	5.6%
Book value per common share (in $)	21.39	17.42
Tangible book value per share (in $)	19.29	15.92
Non-accrual loans/gross loans	1.3%	1.2%
Non-performing assets/total assets	1.0%	0.5%
Allowance for credit losses/total loans	0.5%	0.5%
(2)In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 Current Expected Credit Loss ("CECL") impact of $7.8 million on its regulatory capital over a period of 5 years.

QUARTER ENDED DECEMBER 31, 2023 COMPARED WITH THE QUARTER ENDED SEPTEMBER 30, 2023

Net Income
Net income for the quarter ended December 31, 2023 was $53.5 million, up $4.8 million from $48.7 million in the prior quarter (see also discussion of non-core items below).
The $4.8 million change in net income in the quarter ended December 31, 2023 compared to the previous quarter was due principally to the following:
•$8.0 million increase in non-interest income driven by (i) a $4.5 million increase in banking fees from increased card services fees and higher volume; (ii) a $1.3 million increase in trust income from fees on newly acquired clients from Credit Suisse; and (iii) a $1.4 million increase in foreign exchange revenue driven by volume;
•$3.3 million decrease in net interest income before provision for credit losses driven by a reduced volume of interest earning assets and a higher cost of funding which was offset by increased yields across all classes of interest earning assets;
•$1.2 million increase in provision for credit losses driven by retail write-offs and costs associated with the settlement of certain loans and mortgages and the related recovery of collateral;
•$1.2 million decrease in income tax expense due to the recognition of a deferred tax asset in Singapore.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $1.8 million in the fourth quarter of 2023. Non-core items for the quarter comprised costs relating to the acquisition from Credit Suisse and fees relating to corporate restructuring. This was partially offset by the derecognition of certain redundancy expenses related to the group-wide restructuring in the third quarter of 2023.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

YEAR ENDED DECEMBER 31, 2023 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2022

Net Income
Net income for the year ended December 31, 2023 was $225.5 million, up $11.5 million from $214.0 million in the prior year.
The $11.5 million change in net income in the year ended December 31, 2023 was due principally to the following:
•$20.7 million increase in non-interest expenses, driven by staff-related costs; higher technology and communications costs as the core banking system upgrade came into operation; and costs relating to the Credit Suisse trust asset acquisition;
•$5.7 million increase in non-interest income primarily due to higher trust income earned from the newly acquired trust clients from Credit Suisse and higher asset management fees due to an increase in net values of assets under management;
•$23.4 million increase in net interest income before provision for credit losses primarily due to increases in yields on loans and treasury assets outpacing increasing deposit costs;
•$2.2 million increase in total other gains (losses) due to a gain realized on the liquidation settlement from a legacy investment that was previously written-off;
•$2.1 million increase in provision for credit losses due to increased specific provisions, net write-offs and costs associated with the recovery of collateral; and
•$2.9 million decrease in income tax expenses due to the recognition of a deferred tax asset in Singapore and lower net income in the Channel Islands.

Non-Core Items1
Non-core items resulted in expenses, net of gains, of $6.0 million in the year ended December 31, 2023 compared to expenses, net of gains, of $1.7 million in the prior year. Non-core items for the year relates mainly to (i) the group-wide restructuring that resulted in the recognition of redundancy expenses; (ii) costs relating to the acquisition of trust assets from Credit Suisse; and (iii) fees relating to corporate restructuring. These costs were partially offset by gains related to a liquidation settlement of an investment previously written off.
Management does not believe that comparative period expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.
(1)See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures.

BALANCE SHEET COMMENTARY AT DECEMBER 31, 2023 COMPARED WITH DECEMBER 31, 2022
Total Assets
Total assets of the Bank were $13.4 billion at December 31, 2023, a decrease of $0.9 billion from December 31, 2022. The Bank maintained a highly liquid position at December 31, 2023, with $8.2 billion of cash, bank deposits, reverse repurchase agreements and liquid investments representing 61.0% of total assets, compared with 61.3% at December 31, 2022.
Loans Receivable
The loan portfolio totaled $4.7 billion at December 31, 2023, which was $0.4 billion lower than December 31, 2022 balances. The decrease was driven primarily by scheduled paydowns in the portfolio as well as prepayments in the Channel Islands and UK and Cayman residential mortgage portfolio.
The allowance for credit losses at December 31, 2023 totaled $25.8 million, an increase of $0.8 million from $25.0 million at December 31, 2022. The movement was driven by an increase in credit card provisions, specific provisions on a small number of loan facilities in Bermuda and updated forward-looking economic forecasts. This was partially offset by net paydowns during the period.
The loan portfolio represented 35.5% of total assets at December 31, 2023 (December 31, 2022: 35.6%), while loans as a percentage of total deposits was 39.6% at December 31, 2023 (December 31, 2022: 39.2%). The increase in the loan-to-deposit ratio was attributable principally to a decrease in deposit balances at December 31, 2023 compared to December 31, 2022.
As of December 31, 2023, the Bank had gross non-accrual loans of $61.0 million, representing 1.3% of total gross loans, a decrease of $2.0 million from $63.1 million, or 1.2% of total loans, at December 31, 2022. The decrease in non-accrual loans was driven by the net settlements of residential mortgages in the Channel Islands and UK segment and partially offset by a number of net new Bermuda residential mortgages moving to non-accrual status.
Other real estate owned (“OREO”) remained stable at $0.5 million compared to December 31, 2022.
Investment in Securities
The investment portfolio was $5.3 billion at December 31, 2023, which was $0.4 billion lower compared with December 31, 2022 balances. The changes were attributable to paydowns and maturities in the portfolio, for which the majority of the proceeds were invested into short-term treasury assets.
The investment portfolio is made up of high quality assets with 100% invested in A-or-better-rated securities. The investment book yield was 2.16% during the quarter ended December 31, 2023 compared with 2.06% during the previous quarter. Total net unrealized losses on the available-for-sale portfolio decreased to $163.9 million, compared with total net unrealized losses of $220.2 million at December 31, 2022, as a result of declining long-term US dollar interest rates.
Deposits
Average total deposit balances were $11.8 billion for the quarter ended December 31, 2023, a decrease of $0.3 billion compared to the previous quarter, while period end balances as at December 31, 2023 were $12.0 billion, a decrease of $1.0 billion compared to December 31, 2022 and an increase of $0.1 billion compared to the previous quarter. The change in the balances from December 31, 2022 was a result of normal commercial movements as customers activated their funds and also sought higher yielding financial investments.

Average Balance Sheet2

	For the three months ended
	December 31, 2023			September 30, 2023			December 31, 2022
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash and cash equivalents and short-term investments	2,603.6	31.0	4.72	2,559.2	28.8	4.47	2,538.4	18.0	2.81
Investment in securities	5,290.5	28.9	2.16	5,494.9	28.5	2.06	5,854.9	30.0	2.03
Available-for-sale	1,798.8	9.1	2.01	1,926.0	8.8	1.81	2,074.5	8.9	1.71
Held-to-maturity	3,491.7	19.7	2.24	3,568.9	19.7	2.19	3,780.3	21.1	2.21
Loans	4,732.5	79.7	6.68	4,897.5	80.4	6.51	5,039.8	73.5	5.79
Commercial	1,374.1	24.4	7.03	1,394.9	23.2	6.60	1,477.2	22.4	6.00
Consumer	3,358.3	55.4	6.54	3,502.6	57.2	6.47	3,562.6	51.2	5.70
Interest earning assets	12,626.6	139.6	4.39	12,951.6	137.7	4.22	13,433.0	121.5	3.59
Other assets	421.6			416.7			385.7
Total assets	13,048.1			13,368.3			13,818.7
Liabilities
Deposits - interest bearing	9,208.6	(51.2)	(2.21)	9,340.4	(46.1)	(1.96)	9,476.3	(24.5)	(1.02)
Securities sold under agreement to repurchase	4.7	(0.1)	(5.64)	—	—	—	2.2	—	(3.92)
Long-term debt	98.5	(1.4)	(5.53)	98.4	(1.4)	(5.53)	172.2	(2.4)	(5.53)
Interest bearing liabilities	9,311.7	(52.6)	(2.24)	9,438.8	(47.5)	(2.00)	9,650.7	(26.9)	(1.10)
Non-interest bearing current accounts	2,618.5			2,739.3			3,039.0
Other liabilities	228.9			279.3			254.2
Total liabilities	12,159.2			12,457.4			12,943.9
Shareholders’ equity	889.0			910.9			874.8
Total liabilities and shareholders’ equity	13,048.1			13,368.3			13,818.7
Non-interest bearing funds net of non-interest earning assets (free balance)	3,314.9			3,512.8			3,782.3
Net interest margin		86.9	2.73		90.2	2.76		94.6	2.79
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $132.4 billion and $30.3 billion, respectively, at December 31, 2023, while assets under management were $5.5 billion at December 31, 2023. This compares with $106.2 billion, $32.2 billion and $5.0 billion, respectively, at December 31, 2022.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended			Year ended
(in $ millions except per share amounts)	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Net income	53.5	48.7	63.1	225.5	214.0
Non-core items
Non-core (gains) losses
Liquidation settlement from an investment previously written-off	—	—	—	(4.0)	—
Total non-core (gains) losses	—	—	—	(4.0)	—
Non-core expenses
Early retirement program, voluntary separation, redundancies and other non-core compensation costs	(0.3)	8.2	—	7.9	1.0
Tax compliance review costs	—	—	0.1	0.1	0.4
Settlement of client related tax inquiry	—	—	—	—	0.2
Asset acquisition costs	1.9	—	—	1.9	—
Restructuring charges and related professional service fees	0.2	—	—	0.2	—
Total non-core expenses	1.8	8.2	0.1	10.0	1.7
Total non-core items	1.8	8.2	0.1	6.0	1.7
Core net income	55.3	57.0	63.2	231.5	215.7

Average common equity	943.0	940.2	791.2	931.2	833.2
Less: average goodwill and intangible assets	(77.7)	(72.9)	(73.4)	(75.1)	(78.5)
Average tangible common equity	865.2	867.2	717.8	856.1	754.7
Core earnings per share fully diluted	1.15	1.16	1.27	4.70	4.33
Return on common equity	22.5%	20.6%	31.6%	24.2%	25.7%
Core return on average tangible common equity	25.4%	26.1%	34.9%	27.0%	28.6%

Shareholders' equity	1,003.6	922.9	864.8	1,003.6	864.8
Less: goodwill and intangible assets	(98.9)	(70.6)	(74.4)	(98.9)	(74.4)
Tangible common equity	904.7	852.3	790.4	904.7	790.4
Basic participating shares outstanding (in millions)	46.9	48.1	49.7	46.9	49.7
Tangible book value per common share	19.29	17.73	15.92	19.29	15.92

Non-interest expenses	92.2	92.5	84.7	352.3	331.6
Less: non-core expenses	(1.8)	(8.2)	(0.1)	(10.0)	(1.7)
Less: amortization of intangibles	(1.4)	(1.4)	(1.4)	(5.7)	(5.7)
Core non-interest expenses before amortization of intangibles	89.0	82.9	83.1	336.6	324.2
Core revenue before other gains and losses and provision for credit losses	146.9	142.2	149.5	579.3	550.2
Core efficiency ratio	60.5%	58.3%	55.6%	58.1%	58.9%

Conference Call Information:
Butterfield will host a conference call to discuss the Bank’s results on Tuesday, February 13, 2024 at 10:00 a.m. Eastern Time. Callers may access the conference call by dialing +1 (844) 855-9501 (toll-free) or +1 (412) 858-4603 (international) ten minutes prior to the start of the call and referencing the Conference ID: Butterfield Group. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website for 12 months.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with US GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with US GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. See "Reconciliation of US GAAP Results to Core Earnings" for additional information.

Forward-Looking Statements:
Certain of the statements made in this release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions estimates, intentions, and future performance, including, without limitation, our intention to make share repurchases and our dividend payout target, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of Butterfield to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions (including economic growth and general business conditions) and fluctuations of interest rates, inflation, a decline in Bermuda’s sovereign credit rating, any sudden liquidity crisis, the successful completion and integration of acquisitions (including our integration of the trust assets acquired from Credit Suisse) or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention (including the retention of relationships associated with our Credit Suisse acquisition) and obtaining new business, potential impacts of climate change, the success of our updated systems and platforms and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward-looking statements.

All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Form 20-F. Such reports are available upon request from Butterfield, or from the Securities and Exchange Commission ("SEC"), including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. BF-All

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Nicky Stevens
Investor Relations                 Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
E-mail: noah.fields@butterfieldgroup.com         E-mail: nicky.stevens@butterfieldgroup.com